September 12, 2019

Sean T. Donaghy
Chief Financial Officer
Ebix, Inc.
1 Ebix Way
Johns Creek, Georgia 30097

       Re: Ebix, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2019
           File No. 000-15946

Dear Mr. Donaghy:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2019

Revenue Recognition, page 17

1. Your revenue recognition policy footnote should provide greater detail into how you recognize revenue for each distinct performance obligation within a contract. You should describe any significant judgments applied including how you determined the timing of satisfaction of the performance obligation and the transaction price. We refer you to ASC
      606-10-25-14 and 25-31 to 25-32. Further, the disclosure should clearly describe how progress is measured and why the methods used provide a faithful depiction of the transfer of goods or services. We refer you to ASC 606-10-25-33. The impact of variable consideration included in your contracts should be clearly described. We refer you to
      ASC 606-10-32-40. Please provide a proposed footnote disclosure that provides the information outlined in ASC 606-10-50. The footnote disclosure should emphasize your current policy under ASC 606 instead of ASC 605.
 Sean T. Donaghy
Ebix, Inc.
September 12, 2019
Page 2
2. You disclose that "Gift voucher revenue is recognized at full purchase value at time of sale with the corresponding cost of vouchers recorded under direct expenses". Please provide an analysis that supports presenting this revenue on a gross basis instead of a net basis. We refer you to ASC 606-10-55-36. In addition, tell us the amount of revenue recognized from this revenue stream.
Costs to Obtain and Fulfill a Contract, page 18

3. Please explain in detail how your policy of capitalizing cost to fulfill and obtain a contract complies with ASC 340-40-25-1 and 25-5.
Accounts Receivable and the Allowance for Doubtful Accounts, page 19

4. Please clarify how you account for contract assets under ASC 606-10-45-3. In addition, please clarify your statement that "The Company has $35.2 million of receivables that are due from a public sector entity in India. Payment of these receivables is dependent on the approval of funding". In this regard, please explain why you believe revenue recognition is appropriate under these arrangements. Identify the significant judgments employed in this case. Also, please explain how you determined that Ebix Vayam Limited JV $35.2 million of accounts receivable with Vayam is collectible (see your page
36).
Contract Liabilities, page 19

5. You disclose that "The remaining portion of the contract liabilities balance consists primarily of customer-specific customizations that are not distinct from related performance obligations that transfer over time. This portion is recognized over the expected useful life of the customizations". Please clarify the method of measuring progress for these performance obligations. We refer you to ASC 606-10-25-33.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.



                                                              Sincerely,

FirstName LastNameSean T. Donaghy                             Division of
Corporation Finance
                                                              Office of
Information Technologies
Comapany NameEbix, Inc.
                                                              and Services
September 12, 2019 Page 2
cc:       Robin Raina, Chief Executive Officer
FirstName LastName